FUTURETEL S.A.                       OPPORTUNITY MEM S.A.
       CNPJ/MF: 02.465.783/0001-04             CNPJ/MF: 02.607.723/0001-89
           NIRE: 33.300.16766-8                    NIRE: 33.300.26037-4

        NEWTEL PARTICIPACOES S.A.               TELPART PARTICIPACOES S.A.
       CNPJ/MF: 02.604.997/0001-14             CNPJ/MF: 02.591.814/0001-73
           NIRE: 33.300.26042-1                    NIRE: 33.300.26038-2

    TELEMIG CELULAR PARTICIPACOES S.A.    TELE NORTE CELULAR PARTICIPACOES S.A.
       CNPJ/MF: 02.558.118/0001-65             CNPJ/MF: 02.568.154/0001-29
           NIRE: 53.300.00577-0                    NIRE: 53.300.00576-1

           TELEMIG CELULAR S.A.                   AMAZONIA CELULAR S.A.
       CNPJ/MF: 02.320.739/0001-06             CNPJ/MF: 02.340.278/0001-33
           NIRE: 31.300.01299-9                    NIRE: 15.300.01829-3


                             M A T E R I A L   F A C T

In compliance with the provisions of CVM Instruction 358, dated January 03, 2002, Futuretel S.A., Opportunity Mem S.A., Newtel Participacoes S.A., Telpart Participacoes S.A., Telemig Celular Participacoes S.A., Tele Norte Celular Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A. publicly announce that they were apprised of a material fact published this Tuesday (March 15, 2005) by International Equity Investments, Inc., informing that, "on March 11, 2005, a federal court of the USA located in the city of New York issued a preliminary injunction to bar CVC/Opportunity Equity Partners, Ltd. and Mr. Daniel Valente Dantas from proceeding, directly or indirectly, or causing or allowing some other person to proceed, directly or indirectly, with the auction or sale of the direct or indirect interest of CVC/Opportunity Equity Partners, L.P. in Telemig Celular S.A. or in Amazonia Celular S.A., until a hearing is held, scheduled for March 17, 2005".

                         Rio de Janeiro, March 16, 2005.


           FUTURETEL S.A.                           OPPORTUNITY MEM S.A.

     NEWTEL PARTICIPACOES S.A.                   TELPART PARTICIPACOES S.A.

  TELEMIG CELULAR PARTICIPACOES S.A.      TELE NORTE CELULAR PARTICIPACOES S.A.

        TELEMIG CELULAR S.A.                        AMAZONIA CELULAR S.A.